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November 10, 2014

VIA EDGAR

CONFIDENTIAL

Jay Ingram, Legal Branch Chief

Sherry Haywood, Staff Attorney

Anne McConnell, Staff Accountant

Melinda Hooker, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Sky Solar Holdings, Ltd.

Amendment No. 3 to Registration Statement on Form F-1
Filed November 5, 2014
File No. 333-198817

Ladies and Gentlemen:

Sky Solar Holdings, Ltd. (the “Company”) has requested that we respond to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated November 5, 2014, relating to the Company’s registration statement on Form F-1 publicly filed with the Staff on November 5, 2014 (the “November 5 Registration Statement”).

We wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments. On behalf of the Company, we submit to the Staff the Company’s revised registration statement on Form F-1 (the “Revised Registration Statement”), showing changes from the November 5 Registration Statement.

The Company has responded to the Staff’s comments by revising the November 5 Registration Statement, providing an explanation if the Company has not so revised the November 5 Registration Statement or providing supplemental information as requested.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MILAN | MUNICH | NEW YORK
PALO ALTO | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

references relate to the marked version of the Revised Registration Statement. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the Revised Registration Statement.

The Company respectfully advises the Staff that it intended to price its initial public offering today and appreciates the Staff’s assistance in realizing this schedule.

General

1.              Promptly advise us of the status of FINRA’s review of the underwriting compensation arrangements.

The Staff will be promptly advised when FINRA has completed its review of the underwriting compensation arrangements.

2.              Please refer to the disclosure on page 56 and provide an enhanced discussion of the reorganization transactions that commenced on August 19, 2013. Specifically, please clarify the entities that participated in the “one-for-one share swap.” Although it is not clear from your disclosure, it appears as though Sky Solar Holdings Ltd. (the registrant) swapped its shares to Sky Solar Holdings Co. Ltd. (the former parent) and then exchanged those shares for that of the operating company. If this is an accurate description of the scenario disclosed on page 56, then explain the effect the arrangement had on the shares owned by Sky Solar Holdings Co. Ltd. (the former parent). Refer to Item 4.A.4 of Form 20-F. Please tell us what consideration you gave to filing any material reorganization, reclassification or merger agreements between each of these entities as exhibits to the registration statement under Item 601(b)(2) and (10) of Regulation S-K. Refer to Item 8 of Form F-1. Finally, because of the control over the enterprise exerted by Mr. Su, please tell us what consideration you have given to enhancing the disclosure you have provided pursuant to Item 7.B. of Form 20-F to disclose the material provisions of the acquisition of Sky Solar Holdings Ltd.’s shares from Sky Solar Holdings Ltd. by one of Sky Solar Holdings Ltd.’s direct or indirect parents, namely Sky Power Group Ltd or Flash Bright Power Ltd.

The Company has amended the disclosure on pages 56 and 163 of the Revised Registration Statement to clarify the entities involved and the effect that the arrangement had on the shares owned by Sky Solar Holdings Co., Ltd. and to otherwise enhance the discussion of the transactions that commenced on August 19, 2013.

The Company has included the share exchange agreement dated September 12, 2013 and the novation agreement dated September 12, 2013 as Exhibit 10.11 and Exhibit 10.12, respectively, to the Revised Registration Statement, and confirms that there are no other material reorganization, reclassification or merger agreements that would be required to be filed under Item 601(b)(2) and (10) of Regulation S-K.

The attributable interests and voting power in Sky Solar Holdings, Ltd. of Sky Power Group, Ltd. and Flash Bright Power, Ltd. did not materially change immediately before and after the 2013 share swap. The Company has amended the disclosure on page 163 of the Revised Registration Statement.

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If you have any questions regarding this submission, please contact the undersigned by phone at +852-2978-8002 or shuang.zhao@shearman.com. Questions relating to accounting and auditing matters of the Company may also be directed to Mr. Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered accounting firm of the Company, at +86-21-6141 1990 or nlin@deloitte.com.cn.

Very truly yours,

/s/ Shuang Zhao

Shuang Zhao

Enclosures

cc:                          Amy Zhang, Chief Executive Officer, Sky Solar Holdings, Ltd.
Jonathan Zonis, Clifford Chance US LLP

Neo Lin, Deloitte Touche Tohmatsu Certified Public Accountants LLP